Exhibit 21.1

List of Subsidiaries of FD Technology Inc.

Name of Subsidiaries	Jurisdiction
FD Technology Limited	Hong Kong
Qingdao Zecan Information Technology Co., Ltd	The People’s Republic of China
Shanghai Fendan Information Technology Co., Ltd	The People’s Republic of China
Beijing Xunyi Technology Co., Ltd	The People’s Republic of China